**Mail Stop 3561**

March 11, 2008

Mr. Ray Brunner
President and Chief Executive Officer
Design Within Reach, Inc.
225 Bush Street, 20th Floor
San Francisco, California  94104

   **Re: Design Within Reach, Inc.**
     **Form 10-K for the Fiscal Year Ended December 30, 2006**
     **Form 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007 and**
     **September 29, 2007**
     **File No.  0-50807**

Dear Mr. Brunner:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,


           Michael Moran
           Accounting Branch Chief